COMMENTS RECEIVED ON 05/09/2018

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity High Yield Factor ETF

POST-EFFECTIVE AMENDMENT NO. 38

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Low Duration Bond Factor ETF

POST-EFFECTIVE AMENDMENT NO. 8

1)

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2)

Fidelity Low Duration Bond Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we provide the index methodology white paper as soon as possible.

R:

The index methodology will be transmitted separately via email.

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

4)

Fidelity Low Duration Bond Factor ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

With regard to the index, the Staff requests we provide, in the full prospectus, a plain English description of the index methodology including the following: component selection criteria, explaining how components are included and excluded; index weighting methodology; rebalance and reconstitution process, including frequency; and the approximate number of index components.

R:

Fidelity’s rules-based proprietary index methodology, including the criteria for selecting the components of the index, for the fund is described in plain English in the “Fund Basics” section under “Principal Investment Strategies.” In addition, the complete index methodology will be available on the fund’s website, which includes the component selection criteria, showing how components are included and excluded; index weighting methodology; rebalance and other information. Please see

            Section 2 of the Index Methodology for a description of index constituent selection and weighting. Accordingly, we do not believe additional disclosure is needed.

5)

Fidelity Low Duration Bond Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Index is comprised of U.S. investment grade floating rate notes and U.S. Treasury notes.”

C:

The Staff requests we clarify whether the index is comprised solely or substantially of U.S. investment grade floating rate notes and U.S. Treasury notes.

R:

We will revise the disclosure to clarify that the index is comprised solely of U.S. investment grade floating rate notes and U.S. Treasury notes.

6)

Fidelity Low Duration Bond Factor ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm that the derivatives are in the 20% basket and not in the 80% basket, consistent with the ETF order.

R:

We confirm that the derivatives are in the 20% basket.

7)

Fidelity Low Duration Bond Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose in the “Principal Investment Risks” section that the fund will concentrate to the same extent as the index.

R:

We will add the following sentence to “Passive Management Risk” under “Principal Investment Risks” in the “Fund Basics” section:

“The fund will be concentrated to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

8)

All funds

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N‐1A, Item 5(b), Instruction 2.

9)

Fidelity Low Duration Bond Factor ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The universe of securities is intended to reflect a blend of two components: U.S. corporate floating rate notes with less than 5 years maturity and U.S. Treasury Notes with 7 to 10 years maturity.”

C:

The Staff would like an explanation of how the fund has a 1-year duration with this universe of securities.

R:

Duration and maturity are two different concepts. Maturity is the length of time until a bond’s principal must be paid back. For example, a bond with a 10-year maturity will earn interest for 10 years from the date of purchase and the bond's principal will be repaid to the owner of the bond after 10 years. Whereas, duration is a measure of a bond's price sensitivity to a change in interest rates. For example, if a bond has a 1-year duration and interest rates rise 1%, the bond's value is likely to fall about 1%. Similarly, if a bond fund has a 1-year duration and interest rates rise 1%, the fund's value is likely to fall about 1%. Duration is described in the “Principal Investment Strategies” section of the prospectus and maturity is described in the statement of additional information.

U.S. investment grade floating rate notes have relatively short durations and will constitute a larger portion of the index, and U.S. Treasury notes with 7 to 10 years maturity, which have relatively longer durations, will constitute a smaller portion of the index, to target a duration of one year or less.

10)

Fidelity Low Duration Bond Factor ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund may lend securities to broker-dealers or other institutions to earn income.”

C:

The Staff requests we add similar disclosure to the “Principal Investment Strategies” section in the “Fund Summary.”

R:

We will add the following bullet to the “Principal Investment Strategies” section in the “Fund Summary.”

•

Lending securities to earn income for the fund.

11)

Fidelity Low Duration Bond Factor ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values or to gain or reduce exposure to an asset, instrument, or index.”

C:

The Staff requests we move language like the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the fund, the fund believes that it is appropriate to discuss the strategy in this section of the prospectus.

12)

Fidelity Low Duration Bond Factor ETF

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection).”

C:

The Staff notes that in the “Description of Principal Security Types” and the “Principal Investment Risks” sections derivatives are mentioned as a principal security type, but in the “Principal Investment Strategies” section derivatives are mentioned as a non‐principal investment strategy. The Staff requests we resolve this inconsistency.

R:

Notwithstanding that investing in derivatives is not a principal investment strategy of the fund, we believe it is appropriate to define this security type in the prospectus because the fund may invest in derivatives. We are taking your comment under consideration and will consider updating our disclosure in the future.

13)

Fidelity Low Duration Bond Factor ETF

“Investment Details” (prospectus)

“Principal Investment Risks”

“Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies.”

C:

The Staff requests that we add a leverage risk to “Principal Investment Risks” in the Fund Summary section.

R:

We believe that the disclosure under the sub‐heading “Principal Investment Risks” in the Fund Summary section appropriately discloses the fund’s principal investment risks. Leverage risk is not expected to be a principal investment risk for the fund, but because the fund may invest in derivatives and forward‐settling securities, the fund could be exposed to some leverage risk. General Instruction C.3 (b) under Form N‐1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as “principal” in the “Fund Summary” section.

14)

All funds

“Additional Information about the Purchase and Sale of Shares” (prospectus)

“Costs Associated with Creations and Redemptions”

“The fund may impose a creation transaction fee and a redemption transaction fee to offset transfer and other transaction costs associated with the issuance and redemption of Creation Units of shares. The creation and redemption transaction fees applicable to the fund are listed below. The standard creation transaction fee is charged to the Authorized Participant on the day such Authorized Participant creates a Creation Unit, and is the same regardless of the number of Creation Units purchased by the Authorized Participant on the applicable business day. Similarly, the standard redemption transaction fee is charged to the Authorized Participant on the day such Authorized Participant redeems a Creation Unit, and is the same regardless of the number of Creation Units redeemed by the Authorized Participant on the applicable business day. Creations and redemptions for cash are also subject to a variable additional fee (up to the maximum amounts shown in the table below). This fee is intended to compensate for brokerage, tax, foreign exchange, execution, market impact and other costs and expenses related to cash transactions. From time to time, the Adviser may cover the cost of any transaction fees when believed to be in the best interests of the fund.”

C:

The Staff requests we confirm that total redemption fees will not exceed 2% of the value of the shares redeemed.

R:

The funds’ fees in connection with redemptions of Creation Units will comply with Rule 22c-2 and, as such, will not exceed 2% of the value of shares redeemed.

15)

Fidelity High Yield Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using the ICE BofAML BB-B US High Yield Constrained Index℠ as a guide in structuring the fund and selecting its investments as it relates to credit quality distribution and risk characteristics.”

C:

The Staff requests we disclose the fund is actively-managed in the “Principal Investment Strategies” section of the “Fund Summary.”

R:

The fund’s active management strategy is disclosed in the “Principal Investment Strategies” section of the “Fund Summary” as well as the “Investment Details” section. We also call the Staff’s attention to the first sentence of the “Purchase and Sale of Shares” section which provides: “The fund is an actively-managed exchange-traded fund.”

16)

Fidelity High Yield Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the maturity policy of the funds, or that the fund may invest in bonds of any maturity.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

17)

Fidelity High Yield Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using the ICE BofAML BB-B US High Yield Constrained Index℠ as a guide in structuring the fund and selecting its investments as it relates to credit quality distribution and risk characteristics.”

C:

The Staff requests we describe the index in the “Fund Summary” section.

R:

As a result of prior Staff comments, we have relocated all index descriptions for actively-managed funds to the “Appendix” section of the prospectus, and we direct the Staff’s attention to the following disclosure in that section in the fund’s prospectus:

“The ICE BofAML BB-B US High Yield Constrained Index is a modified market capitalization–weighted index of US dollar denominated below investment grade corporate debt publicly issued in the US domestic market. Qualifying securities must have an average rating (based on Moody’s, S&P and Fitch) between BB1 and B3, inclusive. The country of risk of qualifying issuers must be an FX-G10 member, a Western European nation, or a territory of the US or a Western European nation. The FX-G10 includes all Euro members, the US, Japan, the UK, Canada, Australia, New Zealand, Switzerland, Norway and Sweden. In addition, qualifying securities must have at least one year remaining to final maturity, a fixed coupon schedule and at least $100 million in outstanding face value. Defaulted securities are excluded. The index contains all securities of the ICE BofAML BB US High Yield Index but caps issuer exposure at 2%.”

18)

Fidelity High Yield Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current strategy and risk disclosure is appropriate.

19)

Fidelity High Yield Factor ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser uses the ICE BofAML BB-B US High Yield Constrained Index℠ as a guide in structuring the fund and selecting its investments as it relates to credit quality distribution and risk characteristics. The Adviser may also invest in securities that have lower or higher credit quality ratings than securities in the index.”

C:

The Staff requests providing a thorough explanation of what the index is and how it is constructed in the Investment Details section.

R:

The fund is an actively-managed fund and we believe the fund’s active management strategies are appropriately disclosed in “Principal Investment Strategies”.  The index is simply a guide for selecting investments in connection with credit quality distribution and risk characteristics, and we believe highlighting the index further in principal investment strategies for this actively-managed fund would be potentially confusing to investors, particularly since most high yield ETFs with disclosure of index descriptions in the principal investment strategies section are passively managed.  For investors desiring information about the index, we have included an index description in the Appendix, as described in our response to Comment No. 17 above.  Accordingly, we have not modified the disclosure.

20)

Fidelity High Yield Factor ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In buying and selling securities for the fund, the Adviser uses a proprietary multifactor quantitative model to systematically screen over 1,000 bonds and select those with strong return potential and low probability of default using a value and quality factor-based methodology. In addition, the Adviser will employ active security selection to optimize trading and reduce transaction costs.”

C:

The Staff requests we provide disclosure on what screens are used for value and quality factor-based methodologies.

R:

We believe the fund’s principal investment strategies are appropriately disclosed in the “Investment Details” section of the prospectus.  Accordingly, we have not modified the disclosure.

21)

Fidelity High Yield Factor ETF

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

If mortgage and other asset‐backed securities are a principal investment type, the Staff requests we disclose that in the “Principal Investment Strategies” section.

R:

Mortgage and other asset‐backed securities are not a principal investment of the fund.

22)  Fidelity High Yield Factor ETF

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

The Staff questions how much the fund intends to invest in below investment-grade mortgage-backed securities and asset-backed securities.

R:

Below investment-grade mortgage-backed securities and asset-backed securities are not a principal investment of the fund.